U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3








                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended June 30, 2004








                               Ameren Corporation
                      (Name of Registered Holding Company)

                    1901 Chouteau Avenue, St. Louis, MO 63103
                    (Address of Principal Executive Offices)








                    Inquiries concerning this Form U-9C-3 may
                                 be directed to:

                                 Joan E. Bannon
                               Ameren Corporation
                                 P.O. Box 66149
                            St. Louis, MO 63166-6149
                                  314-554-3430

                               AMEREN CORPORATION
                                   FORM U-9C-3
                       For the Quarter Ended June 30, 2004


                                Table of Contents

                                                                                                Page
                                                                                                ----
Item 1.       Organization Chart                                                                  1

Item 2.       Issuances and Renewals of Securities and Capital Contributions                      1

Item 3.       Associate Transactions                                                              1

Item 4.       Summary of Aggregate Investment                                                     4

Item 5.       Other Investments                                                                   4

Item 6.       Financial Statements and Exhibits                                                   4

SIGNATURE                                                                                         5

CERTIFICATE                                                                                       6


ITEM 1. - ORGANIZATION CHART

Organizational chart to be filed in paper format as Exhibit 1.0 under Form SE.


ITEM 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                            Principal                               Collateral    Consideration
    Company                  Type of         Amount         Company to Whom         Given With    Received for
Issuing Security             Security      of Security   Securities Were Issued      Security     Each Security
----------------             --------      -----------   ----------------------     ----------    -------------
Ameren ERC, Inc.            Demand Note    $16,990,000   Non-utility money pool   Not Applicable  Not Applicable
Ameren Energy, Inc.         Demand Note      9,170,000   Non-utility money pool
Missouri Central Railroad   Demand Note      5,500,000   Ameren ERC, Inc.
Ameren Energy Fuels and     Demand Note     12,125,000   Non-utility money pool
  Services Company
Ameren Energy               Demand Note     45,603,268   Non-utility money pool
  Marketing Co.
CILCORP Energy              Demand Note        560,000   Non-utility money pool
  Services Inc.


                        ITEM 3. - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies.


Reporting               Associate                                             Indirect
Company                 Company              Types of           Direct         Costs          Cost        Total
Rendering               Receiving            Services           Costs         Charged          of         Amount
Services                Services             Rendered          Charged        (Note 1)       Capital      Billed
--------                --------             --------          -------        --------       -------      ------
Ameren Energy       Ameren Corporation     Fuel             $   93,345      $   13,226       8.8399%     $  106,571
Fuels and Services                         Procurement
Company                                    Services

Ameren Energy       AmerenUE               Fuel             $  956,327      $  134,687       8.8399%     $1,091,014
Fuels and Services                         Procurement
Company                                    Services

Ameren Energy       AmerenCIPS             Fuel             $  153,863      $   21,756       8.8399%     $  175,619
Fuels and Services                         Procurement
Company                                    Services

Ameren Energy       Ameren Energy          Fuel             $  515,785      $   72,377       8.8399%     $  588,162
Fuels and Services  Generating Company     Procurement
Company                                    Services

Ameren Energy       AmerenCILCO            Fuel             $  171,447      $   24,292       8.8399%     $   95,739
Fuels and Services                         Procurement
Company                                    Services

Ameren Energy       AmerenEnergy           Fuel             $  190,711      $   26,779       8.8399%     $  217,490
Fuels and Services  Resources              Procurement
Company             Generating Company     Services

Ameren              Ameren Energy          Misc. Services   $   13,901      $        0       8.8399%     $   13,901
Energy, Inc.        Marketing Company

Ameren              AmerenUE               Energy           $4,062,136      $        0       8.8399%     $4,062,136
Energy, Inc.                               Trading



                  ITEM 3. - ASSOCIATE TRANSACTIONS (CONTINUED)

Ameren              Ameren Energy          Energy           $2,279,193      $       0       8.8399%     $2,279,193
Energy, Inc.        Generating Company     Trading

Ameren Energy       Ameren Services        Misc. Services   $   73,679      $       0       8.8399%     $   73,679
Marketing Company


Note 1: 12%-15% added to Direct charges on intercompany billing journal entries related to Ameren Energy Fuels and Services Company.

Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate               Reporting                                Indirect
Company                 Company              Types of             Direct               Costs          Cost          Total
Rendering               Receiving            Services             Costs               Charged          of         Amount
Services                Services             Rendered            Charged              (Note 2)       Capital         Billed
--------                --------             --------            -------              --------       -------         ------
Ameren              Ameren Energy          Auditing,             $   393,311         $  58,752       8.8399%      $   452,063
Services Company      Fuels and            Real Estate,
                      Services Company     Executive,
                                           Eng. & Const., Legal, Accounting,
                                           Human Resources, Corp.
                                           Communications, Investor Services,
                                           Information Technology, Energy
                                           Services, Tax, Industrial Relations,
                                           Supply Services

Ameren              Ameren Energy          Auditing,             $ 1,255,865         $ 165,051       8.8399%      $1,420,916
Services Company      Marketing Company    Real Estate,
                                           Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services

Ameren              Ameren Energy, Inc.    Auditing,             $    367,550        $  46,452       8.8399%      $  414,002
Services Company                           Real Estate,
                                           Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services

                                       2




                  ITEM 3. - ASSOCIATE TRANSACTIONS (CONTINUED)

Ameren              Ameren ERC, Inc.       Auditing,             $   95,455          $  10,520       8.8399%      $  105,975
Services Company                           Real Estate,
                                           Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services

Ameren              CILCORP Energy         Auditing,             $   58,193          $   4,873       8.8399%      $   63,066
Services Company      Services Inc.        Real Estate,
                                           Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services

Ameren              CILCORP Infra-         Auditing,             $   23,863          $   2,528       8.8399%      $   26,391
Services Company      Services Inc.        Real Estate,
                                           Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services

Ameren              Ameren Energy          Energy Services       $1,028,876          $       0       8.8399%      $1,028,876
Services Company      Marketing Company

Ameren              Ameren Energy, Inc.    Energy Services       $1,684,611          $       0       8.8399%      $1,684,611
Services Company

AmerenUE            Ameren Energy          Energy Services       $  138,285          $       0       8.8399%      $  138,285
                      Marketing Company

AmerenCIPS          Ameren Energy          Energy Services       $  218,681          $       0       8.8399%      $  218,681
                      Marketing Company

AmerenCILCO         Ameren Energy          Misc. Services        $    4,226          $     845       8.8399%      $    5,071
                      Fuels and
                      Services Company

AmerenCILCO         Ameren ERC, Inc.       Misc. Services        $    9,533          $   1,907       8.8399%      $   11,440


Note 2: Charges from Ameren Services Company are charged on indirect corporate or indirect functional service requests. Each month the percentage of corporate service requests costs (or functional costs) to each company (or function) is determined based on their proportion of charges received from direct or indirect service requests in that month.



                    ITEM 4. - SUMMARY OF AGGREGATE INVESTMENT
Investments in energy-related companies (in thousands):
        Total consolidated capitalization as of June 30, 2004                     $9,818,000                         Line 1
        Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)         1,472,700                         Line 2
        Greater of $50 million or Line 2                                                           $1,472,700        Line 3
        Total current aggregate investment:
        (categorized by major line of energy-related business)
        Energy-related Business Category V                                            54,323
        Energy-related Business Category VII                                          34,615
                                                                                  ----------
              Total current aggregate investment                                                      $88,938        Line 4
                                                                                                   ----------
        Difference between the greater of $50 million or 15% of                                    $1,383,762        Line 5
        capitalization and the total aggregate investment of the
        registered holding company system (Line 3 less Line 4)

Investments in gas-related companies:   NONE


                           ITEM 5. - OTHER INVESTMENTS

                      Major Line of
                      Energy-Related       Other Investment in        Other Investment in        Reason for Difference
                         Business          Last U-9C-3 Report         This U-9C-3 Report          in Other Investment
                      --------------       -------------------        -------------------        ---------------------
Ameren Energy,        Energy Marketing          $450,000                   $450,000
Inc.                  & Brokering



                   ITEM 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

To be filed confidentially under Rule 104 as Exhibit 2.0.

B.   Exhibits:

     1.0  Organization Chart required by Item 1.
     2.0  Financial Statements required by Item 6.A.
     3.0  Certificate as to filings with interested state commissions.

     Contracts required by Item 3. - NONE

                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

August 26, 2004                        Ameren Corporation



                                       By:  /s/ Jerre E. Birdsong
                                          -----------------------------------
                                                Jerre E. Birdsong
                                           Vice President and Treasurer

                                                                     Exhibit 3.0



                                   CERTIFICATE


     I certify that a copy of the foregoing was mailed via first class U. S. mail on this 26th day of August, 2004 to Ameren Corporation's interested state commissions whose names and addresses are listed below.

        Mr. Robert Schallenberg
        Director - Utility Services Division
        Missouri Public Service Commission
        P.O. Box 360
        Jefferson City, MO 65102

        Ms. Elizabeth A. Rolando, Chief Clerk
        Illinois Commerce Commission
        527 East Capitol Avenue
        Springfield, IL 62701

        Ms. Mary Selvaggio, Director
        Financial Accounting Division
        Illinois Commerce Commission
        527 East Capitol Avenue
        Springfield, IL  62701


August 26, 2004                        Ameren Corporation



                                       By:/s/ Ronald K. Evans
                                          ----------------------------------
                                              Ronald K. Evans
                                              Managing Associate General Counsel
                                              Ameren Services Company
                                              1901 Chouteau Avenue
                                              P. O. Box 66149 (MC-1310)
                                              St. Louis, MO  63166-6149
                                              (314) 554-2156
                                              (314) 554-4014 (fax)